UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38430

Meta Data Limited

Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street

Sha Tin New Territories

Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

Meta Data Limited, a Cayman Islands exempt company (the “Company”) held its 2023 annual general meeting of shareholders at 10:00 a.m. Eastern Time, April 28, 2022, at Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong. Holders of a total of 32,054,543,407 shares (consisting of 32,054,543,407 Class A Ordinary Shares and 0 Class B Ordinary Shares), out of a total of 36,016,269,150 shares (consisting of 36,016,269,150 Class A Ordinary Shares and 0 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting, and that a quorum for the transaction of business is present at the Meeting. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to twenty votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting or until his successor is elected and shall qualify.

Director’s Name	For	Against	Abstain	Total
Xiaoming Li	31,751,095,407	24,541,000	278,907,000	32,054,543,407

Yanyi Tang	31,743,777,407	24,581,000	286,185,000	32,054,543,407

Shengcong Ma	31,743,809,407	31,789,000	278,945,000	32,054,543,407

Mengchu Zhou	31,749,437,407	31,843,000	273,263,000	32,054,543,407

Robert Angell	31,751,101,407	24,527,000	278,915,000	32,054,543,407

Abbie Li	31,751,087,407	24,541,000	278,915,000	32,054,543,407

2.	To approve a share consolidation or reverse stock split, of each class of the Company’s ordinary shares of par value US$0.000001 each (issued or unissued) in the capital of the Company at a ratio of one-for-five hundred such that each five hundred ordinary shares of the Company shall be consolidated into one share of the same class with a par value of US$0.0005 each (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital will be US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,685 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors.

The shareholders approved the proposal.

For	Against	Abstain	Total
31,976,550,407	77,591,000	402,000	32,054,543,407

3.	To approve the increase of the Company’s authorized share capital, immediately following the Share Consolidation, from US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,685 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, into US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by the creation of an additional (i) 64,593,685 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 15,406,315 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, to rank pari passu in all respects with the existing shares (the “Increase of Authorized Shares”).

The shareholders approved the proposal.

For	Against	Abstain	Total
31,743,103,407	36,644,000	274,796,000	32,054,543,407

4.	To approve and adopt the Company’s 2023 equity incentive plan.

The shareholders approved the proposal.

For	Against	Abstain	Total
31,748,552,407	29,479,000	276,512,000	32,054,543,407

Entry into Material Definitive Agreements

Private Placement

On May 18, 2023, Meta Data Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 41,806,020 units (the “Units”), each Unit consisting of one Class A ordinary share of the Company, par value $0.0005 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.7475 per Share, or $1.495 per American depositary share of the Company (“ADS”) at a price of $0.598 per Unit, or $1.196 per ADS, for an aggregate purchase price of $25,000,000 (the “Offering”). The net proceeds of the Offering shall be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.7475 per Share, or $1.495 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions, and full ratchet anti-dilution protection with respect to the issuance of ordinary shares or ordinary share equivalents for consideration per share less than the initial exercise price of the Warrants. The Warrants contain a mandatory exercise right for the Company to force exercise of the Warrants if the Company’s Shares trades at or above $0.897 per Share, or $1.794 per ADS, for 20 consecutive trading days, provided, among other things, that the shares issuable upon exercise of the Warrants are registered or may be sold pursuant to Rule 144 and the daily trading volume exceeds 300,000 Shares per trading day on each trading day in a period of 20 consecutive trading days prior to the applicable date.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) NYSE approval of the supplemental listing application for the Units and (b) accuracy of the parties’ representations and warranties.

The forms of the SPA and the Warrant are filed as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meta Data Limited

By :	/s/ Xiaoming Li
Name :	Xiaoming Li
Title :	Chairman of the Board of Directors and Chief Executive Officer

Date: May 19, 2023

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